UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 16)

Panera Bread Company

(Name of Issuer)

Class A Common Stock / Class B Common Stock

(Title of Class of Securities)

69840W 10 8 / 69840W 20 7

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 69840W 10 8 / 69840W 20 7

1.	NAME OF REPORTING PERSONS Ronald M. Shaich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,582,426 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,253,234 (2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,638 shares of Class A Common Stock and 1,164,596 shares of Class B Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% of the Class A Common Stock and 84.2% of the Class B Common Stock (3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Notes:

(1)	Represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock held by the Reporting Person. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes, and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Represents the total of the Class A Shares held and Shares issuable upon conversion of Class B Common Stock, which are convertible at the stockholder’s option, on a one-for-one basis, into Class A Common Stock.
(3)	Class percentages are calculated based upon 28,267,849 shares of Class A Common Stock and 1,383,687 shares of Class B Common Stock outstanding on December 31, 2012. Class equity percentage is not equivalent to voting power. See footnote 1 above.

Item 1	(a).	Name of Issuer:

Panera Bread Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3630 South Geyer Road, Suite 100 St. Louis, MO 63127

Item 2	(a).	Name of Person Filing:

Ronald M. Shaich

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o Panera Bread Company 3630 South Geyer Road, Suite 100 St. Louis, MO 63127

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share Class B Common Stock, par value $0.0001 per share

Item 2	(e).	CUSIP Number:

69840W 10 8 / 69840W 20 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,253,234 shares of Common Stock, consisting of (a) 44,995 shares of Class A Common Stock; (b) options to purchase 5,818 shares of Class A Common Stock exercisable within 60 days of December 31, 2012; (c) 30,625 shares of Class A Common Stock restricted stock awards; (d) 7,200 shares of Class A Common Stock held by the Shaich Family Foundation, of which the Reporting Person is a trustee; and (e) 1,164,596 shares of Class B Common Stock. Class B Common Stock is convertible, at the stockholder’s option and on a one-for-one basis, into Class A Common Stock, and each share of Class B Common Stock is entitled to three votes per share on all matters submitted to stockholders for a vote.

(b) Percent of class:

4.2% of the Class A Common Stock and 84.2% of the Class B Common Stock based upon 28,267,849 shares of Class A Common Stock and 1,383,687 shares of Class B Common Stock outstanding on December 31, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

3,582,426 (1)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,253,234 (2)

(iv) Shared power to dispose or to direct the disposition of

0

Notes:

(1)     Consists of (a) the aggregate voting power of shares of Class A Common Stock, (b) options to purchase shares of Class A Common Stock exercisable as of December 31, 2012 and within 60 days thereafter; and (c) shares of Class B Common Stock, which are each entitled to three votes on all matters submitted to stockholders.

(2)     Includes Shares issuable upon conversion of Class B Common Stock which are convertible, at the stockholder’s option, on a one-for-one basis into Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
(Date)

/s/ Ronald M. Shaich
Ronald M. Shaich